UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NOVELL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.10 Per Share
(Title of Class of Securities)

670006105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Joseph A. LaSala, Jr.
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street, Suite 500
Waltham, MA 02451
(781) 464-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Linda L. Griggs, Esq.	Zaitun Poonja, Esq.
Morgan, Lewis & Bockius LLP	Jill Mather Bartow, Esq.
1111 Pennsylvania Avenue, NW	Morgan, Lewis & Bockius LLP
Washington, DC 20004	Two Palo Alto Square
(202) 739-3000	Palo Alto, California 94306 (650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*

Not applicable*	Not applicable*

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☑  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INDEX OF EXHIBITS
EXHIBIT 99.(A)(2)
EXHIBIT 99.(A)(3)

This Tender Offer Statement on Schedule TO is being filed by Novell, Inc., a Delaware corporation, pursuant to General Instruction D to Schedule TO.

ITEM 12.	EXHIBITS.

(a)(2)	Memo to Managers regarding Section 409A Program, dated June 28, 2007.
(a)(3)	Employee Communication regarding Section 409A Program, dated June 28, 2007.

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(2)	Memo to Managers regarding Section 409A Program, dated June 28, 2007.
(a)(3)	Employee Communication regarding Section 409A Program, dated June 28, 2007.